May 15, 2009

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Neuberger Berman Equity Funds
(classes and series of the Trust
are shown on Schedule A)
File Nos. 002-11357; 811-00582
Post-Effective Amendment No. 143

Ladies and Gentlemen:

We have acted as counsel to Neuberger Berman Equity Funds (the “Trust”) in connection with the preparation of Post-Effective Amendment No. 143 to the Trust's Registration Statement on Form N-1A (the “Amendment”), and we have reviewed a copy of the Amendment being filed with the Securities and Exchange Commission.

Pursuant to paragraph (b)(4) of Rule 485 under the Securities Act of 1933, we represent that, based on our review and our assessment of the disclosure changes being effected by the Amendment, the Amendment does not contain disclosures that would render it ineligible to become effective pursuant to paragraph (b) of Rule 485.

Very truly yours,

/s/ K&L Gates LLP

K&L Gates LLP

SCHEDULE A

SERIES	CLASSES
Neuberger Berman Guardian Fund	Class A, Class C and Class R3
Neuberger Berman International Large Cap Fund	Class R3
Neuberger Berman Large Cap Disciplined Growth Fund	Class R3
Neuberger Berman Mid Cap Growth Fund	Class A, Class C and Class R3
Neuberger Berman Small Cap Growth Fund	Class A, Class C and Class R3
Neuberger Berman Socially Responsive Fund	Class A, Class C and Class R3